12010531

GE COMMISSION
Washington, D.C. 20549

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# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67843 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TPEG SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 N. CARROLL AVENUE, SUITE 110
(No and Street)

| SOUTHLAKE | TEXAS | 76092 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. BURKE — 817-310-2900 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

| 1801 GATEWAY BLVD., SUITE 212 | RICHARDSON, | TEXAS | 75080 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

# OATH OR AFFIRMATION

I, WILLIAM L. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TPEG SECURITIES, LLC as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

JENNIFER MARTIN
Notary Public, State of Texas
My Commission Expires
September 19, 2012

Signature

VICE PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulatec commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

# TPEG SECURITIES, LLC

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2011

## CONTENTS


INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . . . . . 1

STATEMENT OF FINANCIAL CONDITION . . . . . . . . . . . . . . . . . . . . . 2

STATEMENT OF INCOME (Loss) . . . . . . . . . . . . . . . . . . . . . . . . 3

STATEMENT OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . . . . . 4

STATEMENT OF CHANGES IN MEMBERS' CAPITAL . . . . . . . . . . . . . . . 5

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED . . . . . . . . . . 6

NOTES TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . . . . . . . . . . . . . . . 10

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . . SCHEDULE I . . . . . 11

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION . . . . . . . . SCHEDULE II . . . . 13

REPORT PURSUANT TO RULE 17a-5(g)(1). . . . . . . . . . . . . . . . . . . . . . 14

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*
*Serving the Dallas area since 1974*

*1801 Gateway Blvd., Suite 212,*
*Richardson, Texas 75080*

*972-234-3333*
*Facsimile 972-234-3331*
*graves.don@att.net*

# INDEPENDENT AUDITORS' REPORT

**MEMBERS**
**TPEG SECURITIES, LLC**
**SOUTHLAKE, TEXAS**

We have audited the accompanying statement of financial condition of **TPEG SECURITIES, LLC** as of December 31, 2011, and the related statements of income (loss), cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TPEG SECURITIES, LLC** as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 20, 2012**

*Members American Institute and Texas Society*
*of Certified Public Accountants*

# TPEG SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 12,730 |
| Prepaid expenses | 375 |
| **Total current assets** | $ 13,105 |

## MEMBERS' CAPITAL

| | |
|---|---|
| **MEMBERS' CAPITAL** | $ 13,105 |

**The accompanying notes are an integral part of the financial statements.**

# TPEG SECURITIES, LLC

## STATEMENT OF INCOME (LOSS)

## YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| **REVENUES** | | $ 59,500 |
| **COSTS AND EXPENSES:** | | |
| Commission expense | $ 24,500 | |
| Regulatory and clearance fees | 3,316 | |
| Communication | 600 | |
| Occupancy | 3,600 | |
| Professional services | 24,742 | |
| Other expenses | 5,700 | |
| **Total costs and expenses** | | 62,458 |
| **NET LOSS** | | $( 2,958) |

**The accompanying notes are an integral part of the financial statements.**

# TPEG SECURITIES, LLC

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net loss | $( 2,958) |
| Decrease in prepaid expense | ( 375) |
| **Net cash used in operating activities** | ( 3,333) |
| **Cash at December 31, 2010** | 16,063 |
| **Cash at December 31, 2011** | $ 12,730 |

**The accompanying notes are an integral part of the financial statements.**

# TPEG SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

## YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Members' capital at December 31, 2010 | $ 16,063 |
| Net loss | ( 2,958) |
| **Members' capital at December 31, 2011** | $ 13,105 |

**The accompanying notes are an integral part of the financial statements.**

# TPEG SECURITIES, LLC

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

## TO CLAIMS OF GENERAL CREDITORS

## YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| **Balance at December 31, 2011** | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| **Balance at December 31, 2011** | $ -0- |

**The accompanying notes are an integral part of the financial statements.**

## A. COMPANY:

**TPEG SECURITIES, LLC,** formed on October 15, 2007, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

## B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Income Taxes -** The Company has elected to be taxed as a partnership. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the members and are taxed based on their personal tax strategies.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

4. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

**(Continued)**

## C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

**Fair Value Measurement -** FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included with in level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

## D. AFFILIATED ENTITY TRANSACTIONS:

Office facilities are subleased from an entity, affiliated through common ownership and management. Rental payments during the year ended December 31, 2011 totaled $3,600. At December 31, 2011, annual minimum rental commitments on the office lease were $3,600 for the years ending December 31, 2012 and 2013 and $1,800 for the year ending December 31, 2014.

(Continued)

## D. AFFILIATED ENTITY TRANSACTIONS (Continued):

The affiliated entity also provides consulting services. Payments to the entity for the consulting services totaled $24,742 during the year ended December 31, 2011.

## E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $12,730 which was $7,730 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1.

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*
*Serving the Dallas area since 1974*

*1801 Gateway Blvd., Suite 212,*
*Richardson, Texas 75080*

*972-234-3333*
*Facsimile 972-234-3331*
*graves.don@att.net*

## INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**MEMBERS**
**TPEG SECURITIES, LLC**
**SOUTHLAKE, TEXAS**

We have audited the accompanying financial statements of **TPEG SECURITIES, LLC** as of and for the year ended December 31, 2011, and our report thereon dated February 20, 2012, which expressed an unqualified opinion on those financial statements, appears in a preceding section of this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 20, 2012**

# TPEG SECURITIES, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2011

**(See Independent Auditors' Report On Supplementary Information.)**

### COMPUTATION OF NET CAPITAL:

| | |
|---|---|
| Total member's equity qualified for net capital | $ 13,105 |
| Add: | |
| Other deductions or allowable credits | - 0 - |
| Total capital and allowable subordinated liabilities | 13,105 |
| Deductions and/or charges: | |
| Non-Allowable assets | 375 |
| Net capital before haircuts on securities positions | 12,730 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | - 0 - |
| **Net Capital** | $ 12,730 |
| **Aggregated indebtedness** | $ - 0 - |

(Continued)

# TPEG SECURITIES, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## DECEMBER 31, 2011

**(See Independent Auditors' Report On Supplementary Information.)**

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:**

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ - 0 - |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 7,730 |
| Excess net capital at 1000% | $ 12,730 |
| Ratio of aggregate indebtedness to net capital | .0 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION:**

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ 12,730 |
| Audit adjustments | -0- |
| **NET CAPITAL** | $ 12,730 |

# TPEG SECURITIES, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2011

**(See Independent Auditors' Report On Supplementary Information.)**

### EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1) for limited business activities.

# TPEG SECURITIES, LLC

## REPORT PURSUANT TO RULE 17a-5(g)(1)

## YEAR ENDED DECEMBER 31, 2011

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*
*Serving the Dallas area since 1974*

1801 Gateway Blvd., Suite 212,
Richardson, Texas 75080

972-234-3333
Facsimile 972-234-3331
graves.don@att.net

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

**STRUCTURE REQUIRED BY SEC RULE 17a-5**

**BOARD OF DIRECTORS**
**TPEG SECURITIES, LLC**
**SOUTHLAKE, TEXAS**

In planning and performing our audit of the financial statements of **TPEG SECURITIES, LLC** as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The Study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodiai functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC'S objective.

This report is intended solely for the information and use of the Board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 20, 2012**

# TPEG SECURITIES, LLC

## DALLAS, TEXAS

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2011

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS